Roy L. Goldman Partner

666 Fifth Avenue, 31st Floor • New York, New York 10103-3198

rgoldman@fulbright.com • Direct: 212 318 3219 • Main: 212 318 3000 • Facsimile: 212 318 3400

August 2, 2012

CONFIDENTIAL SUBMISSION VIA E-MAIL

Draft Registration Statement
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Fairway Group Holdings Corp.
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Fairway Group Holdings Corp. (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) to the Staff of the Securities and Exchange Commission for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the initial public offering of the Company’s Class A common stock.

On behalf of the Company, we confirm to you that as of the date of this letter, the Company is an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act, because its total gross revenues during the fiscal year ended April 1, 2012, its most recently completed fiscal year, were less than $1 billion.  Please note this information is disclosed in the Company’s consolidated statement of operations included in the Registration Statement on page F-3. In addition, on behalf of the Company, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) of the Securities Act have occurred.

A copy of the Registration Statement has been attached to our e-mail as a text searchable PDF file, labeled DRAFTRS.pdf.

AUSTIN • BEIJING • DALLAS • DENVER • DUBAI • HONG KONG • HOUSTON • LONDON • LOS ANGELES • MINNEAPOLIS
MUNICH • NEW YORK • PITTSBURGH-SOUTHPOINTE • RIYADH • SAN ANTONIO • ST. LOUIS • WASHINGTON DC

www.fulbright.com

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 21 days before the Company commences its road show.

If you have any questions or comments concerning this submission, please do not hesitate to call or e-mail Roy Goldman at (212) 318-3219 (e-mail:  rgoldman@fulbright.com) or Manny Rivera at (212) 318-3296 (e-mail:  mgrivera@fulbright.com).

Very truly yours,

/s/ Roy L. Goldman

Roy L. Goldman

cc:	Herbert Ruetsch, Fairway Group Holdings Corp.
William E. Sanford, Fairway Group Holdings Corp.
Nathalie Augustin, Esq., Fairway Group Holdings Corp.
Linda M. Siluk, Fairway Group Holdings Corp.
Robert Evans III, Esq., Shearman & Sterling LLP
Paul Jacobs, Esq., Fulbright & Jaworski L.L.P.
Manuel G. Rivera, Esq., Fulbright & Jaworski L.L.P.